PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2010 and 2009

Expressed in US Funds

(Unaudited - Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the six months ended October 31, 2010 of Pacific Rim Mining Corp. (“the Company”) have been prepared by management and have not been reviewed by the Company’s auditors.

Pacific Rim Mining Corp.	Statement 1
(an exploration stage enterprise)
Interim Consolidated Balance Sheets
In thousands of U.S. Dollars
(unaudited – prepared by management)

	October 31,	April 30,
ASSETS	2010	2010
Current Assets
Cash and cash equivalents	$2,234	$1,333
Short-term investments (Note 5)	980	-
Receivables, deposits and prepaids	128	81
	3,342	1,414

Property, Plant and Equipment (Note 6)	5,467	5,492
Restricted Cash (Note 7)	21	21
	$8,830	$6,927

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$2,005	$1,580
	2,005	1,580

Future Income Tax Liability	1,046	1,046
	3,051	2,626
SHAREHOLDERS’ EQUITY
Share Capital (Statement 3) (Note 9)
Authorized: unlimited common shares without par value
Issued and fully paid: 150,568,308 shares outstanding (2010 - 130,308,308)	86,955	84,133
Contributed Surplus (Statement 3)	6,831	6,266
Deficit (Statement 3)	(88,007)	(86,098)
	5,779	4,301
	$8,830	$6,927
Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 6 (a))
Contingency (Note 8)
Commitments (Note 11)

APPROVED BY THE BOARD OF DIRECTORS:

”David K. Fagin”                                              , Director

”Thomas C. Shrake”                                          , Director

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.	Statement 2
(an exploration stage enterprise)
Interim Consolidated Statements of Loss
For the Six Months Ended October 31
In thousands of U.S. Dollars, except for per share amounts
(unaudited - prepared by management))

	Three Months Ended		Six Months Ended
	October 31		October 31
	2010	2009	2010	2009

Expenses (Income)
Exploration
- direct	$256	$379	$452	$780
- stock-based compensation (Note 9)	13	22	26	43
- amortization	5	16	21	32
General and administrative
- direct	296	352	551	588
- stock-based compensation (Note 9)	54	69	94	100
- amortization	2	2	4	5
Gain on sale of bullion	-	(260)	-	(415)
Financing cost – warrants	-	201	-	201
CAFTA lawsuit (Note 6(a))	100	584	807	940
Foreign exchange loss (gain)	(30)	8	(7)	(4)
Other income	(20)	(18)	(39)	(34)
Loss From Continuing Operations	(676)	(1,355)	(1,909)	(2,236)

Discontinued Operation – Net Income of Denton-Rawhide Joint Venture	-	38	-	38

Loss for the Period	$(676)	$(1,317)	$(1,909)	$(2,198)

Loss Per Share From Continued Operations - Basic and Diluted	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Loss Per Share After Discontinued Operations - Basic and Diluted	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Weighted average shares outstanding during the period	135,373,308	118,050,308	132,840,808	118,047,047

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.	Statement 3
(an exploration stage enterprise)
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
(unaudited – prepared by management)

	Share Capital		Contributed	Accumulated
	Common Shares		Surplus	Deficit	Total
	Number	$	$	$	$
Balance – April 30, 2009	118,033,642	82,914	4,725	(81,131)	6,508
Private placement
- Units issued for cash	11,775,000	1,331	940	-	2,271
- Fair value finders’ units	483,000	54	39	-	93
- Fair value finders’ warrants	-	-	66	-	66
Share issuance costs
- Finders’ units	-	(54)	(39)	-	(93)
- Finders’ warrants	-	(66)	-	-	(66)
- Cash	-	(50)	(34)	-	(84)
Shares issued for cash
- Options exercised	16,666	2	-	-	2
Fair value of options exercised	-	2	(2)	-	-
Stock-based compensation	-	-	358	-	358
Financing cost - warrants	-	-	213	-	213
Loss for the year	-	-	-	(4,967)	(4,967)
Balance – April 30, 2010	130,308,308	84,133	6,266	(86,098)	4,301
Private placement
- Units issued for cash	19,600,000	2,872	415	-	3,287
- Fair value finders’ units	660,000	89	14	-	103
- Fair value finders’ warrants	-	-	32	-	32
Share issuance costs
- Finders’ units	-	(89)	(14)	-	(103)
- Finders’ warrants	-	(32)	-	-	(32)
- Cash	-	(18)	(2)	-	(20)
Stock-based compensation	-	-	120	-	120
Loss for the period	-	-	-	(1,909)	(1,909)
Balance – October 31, 2010	150,568,308	86,955	6,831	(88,007)	5,779

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.	Statement 4
(an exploration stage enterprise)
Interim Consolidated Statements of Cash Flows
For the Six Months Ended October 31,
In thousands of U.S. Dollars
(unaudited – prepared by management)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2010	2009	2010	2009

Operating Activities
Loss for the period from continuing operations	$(676)	$(1,355)	$(1,909)	$(2,236)
Items not affecting cash:
Depletion, depreciation and amortization	7	18	25	37
Stock-based compensation	67	91	120	143
Non-cash financing costs - warrants		201	-	201
	(602)	(1,045)	(1,764)	(1,855)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(30)	326	425	113
Receivables, deposits and prepaids	(3)	(36)	(47)	(69)
Bullion	-	659		1,070
Cash Flow Used for Operating Activities	(635)	(96)	(1,386)	(741)
Investing Activities
Purchase of short-term investment	(980)	-	(980)	-
Purchase of property, plant and equipment	-	-	-	(14)
Cash Flow Provided By Investing Activities	(980)	-	(980)	(14)
Financing Activities
Shares issued for cash, net of issuance cost	3,267	-	3,267	2
Cash Flow Provided By Financing Activities	3,267	-	3,267	2

Cash flows from continuing operations	1,652	(96)	901	(753)

Cash flows from discontinued operations	-	38	-	38

Change in Cash and cash equivalents	1,652	(58)	901	(715)

Cash - Beginning of period	582	627	1,333	1,284

Cash - End of Period	$2,234	$569	$2,234	$569

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.	Statement 5
(an exploration stage enterprise)
Interim Consolidated Statements of Comprehensive Loss
For the Six Months Ended October 31,
In thousands of U.S. Dollars
(unaudited – prepared by management)

	Three Months Ended		Six Months Ended
	October 31		October 31
	2010	2009	2010	2009

Net Loss for the Period	$(676)	$(1,317)	$(1,909)	$(2,198)

Other comprehensive income	-	-	-	-

Comprehensive Loss for the Period	$(676)	$(1,317)	$(1,909)	$(2,198)

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

1.	Nature of Operations and Going Concern

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala.

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. During the six months ended October 31, 2010, the Company incurred a loss of $1,909 (2009 - $2,236) before discontinued operations and as at October 31, 2010 has an accumulated deficit of $88,007 (April 30, 2010 - $86,098). The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation (Note 6(a)). These legal costs for CAFTA are significant.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. However, there can be no assurance the Company will be successful in this endeavour.

These interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended April 30, 2010, except as described in Note 3 below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements of the Company and should be read in conjunction with the audited consolidated financial statements of the Company as at April 30, 2010.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly- owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

3.	Changes in Accounting Policies

a)   Business combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

b)    Non-controlling interest

In October 2008, the CICA issued Handbook Section 1602, Non-controlling Interests, to provide guidance on accounting for non-controlling interests in a subsidiary in consolidated financial statements subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

c)    Interim consolidated financial statements

In January 2009, the CICA issued Handbook section 1601, “Interim Consolidated Financial Statements”, to provide guidance on the preparation of Interim Consolidated financial statements. The section is effective for fiscal years beginning on or after January 1, 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

d)    Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011.

4.	Financial Instruments

a) Fair value

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, deposits and prepaids, and accounts payable and accrued liabilities. Cash and cash equivalents and restricted cash are carried at fair value using a level 2 fair value measurement. The carrying value of the receivables, deposits and prepaids and accounts payable and accrued liabilities approximate their fair value because of the short term nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments.

b) Management of capital risk

The Company defines its capital as shareholders’ equity as the Company has no debt.

The Company’s objectives when managing capital are:
• To maintain adequate capital to operate its business and safeguard its ability to continue as a going concern (see note 1); and
• To minimize the use of debt prior to the commencement of development activities

The Company continuously assesses its capital structure in light of economic conditions, debt and equity markets and changes in the Company’s short-term and long-term plans. The Company is not subject to externally imposed capital requirements.

c) Management of financial risk

(i) Market Risks

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold, and silver which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. The carrying value of the Company’s mineral property costs could be adversely affected by any reductions in the long term prices of gold and silver.

Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At October 31, 2010 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $274 in the Company’s net earnings.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

(ii) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at October 31, 2010:

				2014 and
	2011	2012	2013	later	Total
	$	$	$	$	$

Accounts payable	2,005	-	-	-	2,005
Operating leases	20	39	29	-	88

Totals	2,025	39	29	-	2,093

(iii) Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

(iv) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and receivables.

5.	Short-term investments

Included in short-term investments is $980 (Cdn$1,000) (April 30, 2010 - $Nil) held as a variable rate GIC with an interest rate of 1.85% maturing on October 28, 2011.

6.	Property, Plant and Equipment

	2010	2009
Office Equipment and Vehicles	$376	$376
Accumulated depreciation	(363)	(338)
	13	38
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$5,467	$5,492

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

El Salvador Properties

a)    El Dorado

The Company holds a 100% interest in an advanced stage mineral properties in El Salvador known as El Dorado. El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable.

The arbitration is being administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. If the Company is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment would be material.

b)    Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company

Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015

300,000 shares or $300 in shares of the Company
Anniversary of prior payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

c)    Panama

The Company, through its Panamanian subsidiary Minera Verde S.A. (“Minera Verde”), has signed a binding Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) to acquire a 100% interest in the Remance project located in Panama, Central America. The Formal Agreement, once executed, will grant Minera Verde the exclusive right and option (the “Option”) to acquire Minera Clifton’s right, title and interest in the Remance project. The Company is currently seeking comfort from the government of Panama that the exploitation concession will be renewed before executing the formal agreement.

The Option may be exercised by the Company by completing the following terms:

1.	Paying to Minera Clifton the sum of $200 payable as follows

On the date of execution of the Formal Agreement	$50
On the date which is 3 months after the date of execution of the Formal Agreement	$50
On the date which is 6 months after the date of execution of the Formal Agreement	$50
On the date which is 10 months after the date of execution of the Formal Agreement	$50

2.	Issuing 5 million common shares of the Company on the date of execution of the formal Agreement.

3.	Conducting a drilling program during the “Option Period” (the 12 months following the receipt of the required permissions from the Panamanian government).

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

4.

Giving written notice to Minera Clifton 10 days after the last day of the Option Period that it intends to exercise the Option in consideration of which the Company will pay to Minera Clifton the sum of $5,000 payable at the election of Minera Clifton, in cash or common shares of the Company.

7.	Restricted Cash

The Company has $21 (April 30, 2010 - $21) in environmental bonds relating to exploration properties in El Salvador.

8.	Discontinued Operations

Sale of Denton-Rawhide Joint-Venture

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company for cash proceeds of $3.1 million.

Pursuant to the terms of the sale agreement, and subsequent to December 31, 2008, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2010. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely and cannot be estimated. Therefore no amount has been recorded as a liability for these costs.

9.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

During the six months ended October 31, 2010, the Company closed a private placement with the issuance of 19,600,000 Units at a price of Cdn$0.17 per Unit for gross proceeds of $3,287 (Cdn $3,332). The Company allocated $2,872 to the common shares and $415 to the share purchase warrants based upon the relative fair values. Each Unit is comprised of one common share and one half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn $0.30.

The finders were issued a total of 660,000 Units with these Units having the same terms as the Units issued to the placees. The Company allocate $89 to the common shares and $14 to the share purchase warrants based upon the relative fair values. The finders were also issued 660,000 warrants, the warrants having the same terms as the warrants issued under the Units and having a fair value of $32.

During the prior year ended April 30, 2010, the Company closed a private placement with the issuance of 11,775,000 Units at a price of Cdn$0.20 per Unit for gross proceeds of $2,271 (Cdn $2,355). The Company allocated $1,331 to the common shares and $940 to the share purchase warrants based upon the relative fair values. Each Unit is comprised of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company for a period of three years from the closing date at a price of Cdn $0.30

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

The finders were issued a total of 483,000 Units with these Units having the same terms as the Units issued to the placees. The Company allocate $54 to the common shares and $39 to the share purchase warrants based upon the relative fair values. The finders were also issued 483,000 warrants, the warrants having the same terms as the warrants issued under the Units and having a fair value of $66.

Warrants

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
Balance – April 30, 2009	7,161,350	$1.34
Issued	12,741,000	$0.30
Expired	(100,000)	$0.81
Balance – April 30, 2010	19,802,350	$0.61
Issued	10,790,000	$0.30
Expired	(7,061,350)	$1.34
Balance – October 31, 2010	23,531,000	$0.30

At October 31, 2010, there were 23,531,000 (April 30, 2010 – 19,802,350) warrants outstanding with a weighted average exercise price of Cdn$0.30.

Number of warrants	Exercise price ($Cdn)	Expiry
12,741,000*	0.30	January 14,2013
10,790,000**	0.30	October 8, 2012
23,531,000

* Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

** Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.50 for 20 consecutive days.

The 7,061,350 warrants were modified in the prior year to have an expiry date of August 29, 2010 instead of August 29, 2009. These extended warrants were allocated an incremental fair value of $213 with a weighted-average fair value of $0.03 and the cost was recorded as financing cost.

The allocation of fair value of the warrant extension and the fair value of units and warrants issued during the current and prior year was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	October 31, 2010	April 30, 2010
Risk-free interest rate	1.42%	1.24%
Expected dividend yield	NIL	NIL
Expected stock price volatility	85.3%	123%
Expected life in years	1.1 years	2.3 years

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan.

Current option details are as follows:

				Weighted
	Number of Options			Average
				Exercise Price
	2002 Plan	2006 Plan	Total	(in Cdn $)

Options outstanding at April 30, 2009	2,045,000	6,684,999	8,729,999	$0.70

Granted	-	2,535,000	2,535,000	$0.22
Exercised	-	(16,666)	(16,666)	$0.17
Expired	(920,000)	-	(920,000)	$0.75
Forfeited	(1,125,000)	(1,069,999)	(2,194,999)	$0.88

Options outstanding at April 30, 2010	-	8,133,334	8,133,134	$0.58

Granted	-	475,000	475,000	$0.19
Forfeited	-	(378,334)	(378,334)	$0.69

Options outstanding at October 31, 2010	-	8,230,000	8,230,000	$0.47

Options vested as at October 31, 2010	-	6,023,332	6,023,332	$0.58

For the current period, $120 (2009 - $143) has been expensed to stock-based compensation. The portion of stock-based compensation recorded is based on the vesting schedule of the options and a an estimated forfeiture rate of 18% has been applied to all unvested options.

The 475,000 options granted during the six months ended October 31, 2010 have been allocated a total fair value of $61 with a weighted-average fair value of $0.13. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

Risk-free interest rate	2.28%
Expected dividend yield	NIL
Expected stock price volatility	97%
Expected life in years	4.5 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
For the six month periods ended October 31, 2010 and 2009
In thousands of U.S. Dollars, except per share amounts

10.	Related Party Transactions

The following represents the details of related party transactions paid or accrued during the six months ended October 31:

	2010	2009
Accounting fees and tax consulting paid to a firm in which an officer of the Company is a partner	$54	$86

Included in accounts payable is $8 (April 30, 2010 - $7) of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

11.	Commitments

The Company has entered into an office lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are Cdn$3.

12.	Segmented Information

	October 31,	April 30,
Total Assets	2010	2010
Canada	$3,234	$1,186
USA	21	98
El Salvador	5,575	5,643
Total	$8,830	$6,927

	October 31,	April 30,
Property, Plant and Equipment	2010	2010
Canada	$13	$16
USA	-	1
El Salvador	5,454	5,475
Total	$5,467	$5,492

	Three Months Ended October 31		Six Months Ended October 31
Net Income (Loss)	2010	2009	2010	2009
Canada	$(238)	$(497)	$(474)	$(683)
USA	(159)	(310)	(928)	(598)
El Salvador	(240)	(486)	(468)	(869)
Panama	(39)	-	(39)	-
South America	-	(24)	-	(48)
Total	$(676)	$(1,317)	$(1,909)	$(2,198)